                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   SCHEDULE 13D/A
                                   (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (AMENDMENT NO. 1)

                                Odd's-N-End's, Inc.
                                  (Name of Issuer)

                                   Common Stock
                           (Title of Class of Securities)

                                     6757501 03
                                   (CUSIP Number)

                                   Richard Ennen
                           Universal International, Inc.
                            5000 Winnetka Avenue, North
                             New Hope, Minnesota 55428
                                   (612) 533-1164

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   July 24, 1998
              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
___.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
---------------------                                  -------------------------
CUSIP NO. 6757501 03                                   Page 1 of 1 Pages
---------------------                                  -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Universal International, Inc.
              Fed. ID No. 41-0776502
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                  3,413,239
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH              0
REPORTING           ------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                           3,413,239
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,413,239
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


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        CO
--------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Universal International, Inc., a Minnesota corporation ("Universal"), hereby amends and restates its original Statement on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 9, 1995) relating to the shares of common stock of Odd's-N-End's, Inc., a Delaware corporation (the "Company"), as set forth below:

Item 1.   SECURITY AND ISSUER.

     The title and class of securities to which this statement relates is the Common Stock, par value $0.07 per share (the "Common Stock"), of the Company. The issuer is Odd's-N-End's, Inc., a Delaware corporation. Its executive offices are located at 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

Item 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Universal International, Inc., a Minnesota corporation. Universal, through its wholly owned subsidiary, Only Deals Inc., owns and operates 43 retail stores in Minnesota and the surrounding upper Midwest region and eight stores in Texas. Universal's retail operations sell primarily close-out consumer goods in a variety of categories including food, health and beauty aids, housewares and many others. Universal's principal business address is 5000 Winnetka Avenue North, New Hope, Minnesota 55428. During the last five years, Universal has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The directors and executive officers of Universal are (1) Richard L. Ennen, President, Chief Executive Officer and Director; (2) Dennis A. Hill, Chief Financial Officer; (3) Robert R. Langer, Chief Operating Officer of Only Deals, Inc. and Director; (4) Jeff Gold, Director; (5) Howard Gold, Director; and (6) Andy Farina, Director.

     The following information is supplied with respect to these individuals:

     (1)  (a) Richard L. Ennen

          (b) Mr. Ennen's business address is 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

          (c) Mr. Ennen's principal occupation or employment is serving as Universal's Chief Executive Officer and President.

          (d) - (e) During the last five years, Richard Ennen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state


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securities laws or finding any violation with respect to such laws.

          (f) Mr. Ennen is a citizen of the United States.

     (2)  (a) Dennis Hill.

          (b) Mr. Hill's business address is 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

          (c) Mr. Hill's principal occupation or employment is serving as Universal's Chief Financial Officer.

          (d) - (e) During the last five years, Dennis Hill has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Hill  is a citizen of the United States.

     (3)  (a) Robert Langer.

          (b) Mr. Langer's business address is 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

          (c) Mr. Langer's principal occupation or employment is serving as the Chief Operating Officer of a subsidiary of Universal, Only Deals Inc.

          (d) - (e) During the last five years, Robert Langer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Langer  is a citizen of the United States.

     (4)  (a) Jeff Gold.

          (b) Mr. Gold's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Gold's principal occupation or employment is serving as the Senior Vice President of Real Estate and Management Information Systems and Director of 99CENTS Only Stores, a California corporation ("99CENTS Only Stores").


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          (d) - (e)  During the last five years, Jeff Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gold is a citizen of the United States.

     (5)  (a) Howard Gold.

          (b) Mr. Gold's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Gold's principal occupation or employment is serving as 99CENTS Only Stores' Senior Vice President of Warehouse Operations and Director.

          (d) - (e) During the last five years, Howard Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gold is a citizen of the United States.

     (6)  (a) Andy Farina

          (b) Mr. Farina's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Farina's principal occupation or employment is serving as 99CENTS Only Stores' Chief Financial Officer.

          (d) - (e) During the last five years, Andy Farina has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Farina is a citizen of the United States.


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Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Universal is currently the holder of a Revolving Note dated June 6, 1997 made by the Company in favor of Universal in the amount of $10,000,000. The Revolving Note is payable on demand. On July 24, 1998, Universal called $450,000.30 of the Revolving Note. Universal and the Company agreed, pursuant to that certain Agreement dated as of July 24, 1998 (a copy of which is attached hereto as Exhibit 1), that in order to satisfy in full the portion of the Revolving Note due and payable to Universal, the Company would convert such portion of the Revolving Note into shares of the Company's Common Stock at a conversion price of $0.30 per share, or into 1,500,000 shares.

Item 4.   PURPOSE OF THE TRANSACTION.

     The shares of Common Stock acquired by Universal have been acquired by it solely for its own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of the shares.

     On March 24, 1998, 99CENTS Only Stores and the Company entered into an Agreement and Plan of Reorganization providing for the merger of the Company with a wholly owned subsidiary of 99CENTS Only Stores. On April 28, 1998, the Company filed a preliminary proxy statement with the Commission (as amended by Amendment No. 1 to such proxy statement filed with the Commission on August 5, 1998) to hold a special meeting of the Company's stockholders for the purpose of voting on the merger proposal. In connection with the merger proposal, Universal gave to 99CENTS Only Stores an irrevocable proxy to vote all of the shares of the Company's Common Stock held by Universal in favor of the merger (a copy of such irrevocable proxy is attached hereto as Exhibit 2). Further, 99CENTS Only Stores has filed a registration statement on Form S-4 with the Commission in connection with its proposed acquisition, by exchange offer, of all of the outstanding common stock of Universal not currently owned by 99CENTS Only Stores.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Of the 6,224,048 shares of Common Stock of the Company issued and outstanding, Universal currently owns 3,413,239 shares, or 54.8%.

     (b) Universal has the sole power to vote and the sole power to dispose of all shares of the Company's Common Stock owned by Universal. Universal does not share the power to vote or the power to dispose of any of the shares of Common Stock owned by Universal.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


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     In connection with the proposed merger transaction between 99CENTS Only
Stores and the Company, Universal gave to 99CENTS Only Stores an irrevocable proxy to vote all of the shares of the Company's Common Stock held by Universal in favor of the merger.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed with this Amendment No. 1.

          1. Agreement dated as of July 24, 1998 between Universal International, Inc. and Odd's-N-End's, Inc.

          2. Irrevocable Proxy dated as of March 2, 1998 between Universal International, Inc. and 99CENTS Only Stores.


          SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          By:        /s/ Richard Ennen
                    -----------------------------
          Name:     Richard Ennen
          Title:    President and Chief Executive Officer

          Date:     August 5, 1998


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

Exhibit 1.

                                     AGREEMENT

     This Agreement, dated as of July 24, 1998, is entered into by and between Universal International, Inc., a Minnesota corporation ("Universal"), and Odd's-N-End's, Inc., a Delaware corporation ("Odd's"), with reference to the following facts:

                                      RECITALS

A. Universal and Odd's are currently parties to that certain Amended and Restated Loan and Security Agreement dated as of June 6, 1997.

B. Odd's is the maker of a Revolving Note in favor of Universal in the amount of $10 million dated June 6, 1997, the outstanding balance of which is currently $10.9 million.

C.   The Revolving Note is payable on demand.

D.   On July 24, 1998, Universal called $450,000.30 of the Revolving Note.

E.   Odd's is presently unable to pay the $450,000.30 to Universal in cash.

     NOW, THEREFORE, for and in consideration of the loans, advances and other extensions of credit made to Odd's by Universal, and for other good and valuable consideration, the parties hereto agree as follows:

                                     AGREEMENT

1. CONVERSION OF NOTE. The parties hereto agree that in full satisfaction of the $450,000.30 due and payable immediately to Universal by Odd's, Odd's shall issue to Universal 1,500,000 shares of the common stock of Odd's, representing a conversion ratio of $0.30 per share.

2. AMOUNT DUE. The parties hereto agree that upon payment in full of the $450,000.30 of the Revolving Note pursuant to Section 1, the balance of the Revolving Note shall be $10,450,000.

3. COVENANT OF ODD'S. Upon execution of this Agreement, Odd's hereby agrees to instruct its transfer agent to issue 1,500,000 shares of the common stock of Odd's in the name of Universal.

4. AMENDMENT OF NOTE. The parties agree that this Agreement shall be attached to the Revolving Note as evidence of the payment in full of $450,000.30 under such Revolving Note.


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5.   FURTHER ASSURANCES.  The parties agree to execute and deliver such other instruments and take such other actions necessary to consummate the transactions contemplated hereby.

     IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.


                                        UNIVERSAL INTERNATIONAL, INC.



                                        By:   /s/ Richard Ennen
                                            -------------------------------
                                             Richard Ennen
                                             President


                                        ODD'S-N-END'S, INC.



                                        By:   /s/ Richard Ennen
                                            -------------------------------
                                             Richard Ennen
                                             President


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Exhibit 2.
                                  IRREVOCABLE PROXY

          THIS IRREVOCABLE PROXY is made and entered into, as of the date indicated on the signature page hereof, by and between UNIVERSAL INTERNATIONAL, INC., a Minnesota corporation, as the holder (the "Holder") of shares (together with any shares which may be acquired hereafter, the "Shares) of common stock of ODD'S-N-END'S, INC., a Delaware corporation (the "Company"), and 99CENTS ONLY STORES, a California corporation ("99CENTS Only Stores").

          With respect to the proposed merger (the "Merger") of the Company and Odd's-N-End's Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of 99CENTS Only Stores (the "Sub"), which will be evidenced by an Agreement and Plan of Reorganization (the "Merger Agreement"), the Holder agrees as follows:

1. The Holder hereby appoints David Gold and Eric Schiffer, as designees of 99CENTS Only Stores, or any of them acting alone, the sole and exclusive and true and lawful proxy, agent and attorney-in-fact of the Holder, with full power of substitution and resubstitution, to vote or to execute and deliver written consents or otherwise act with respect to all of the Shares whether now owned or hereafter acquired by the Holder, as fully, to the same extent and with the same effect, as the Holder might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, but only in connection with the approval of the Merger and the Merger Agreement and such other matters as 99CENTS Only Stores may deem necessary to effectuate the Merger and the transactions contemplated under the Merger Agreement (the "Proxy");

     a. The Holder shall execute such additional documents and take such additional actions as 99CENTS Only Stores may reasonably request to effectuate or further secure and protect the rights of 99CENTS Only Stores under this Proxy;

     b. 99CENTS Only Stores and the Holder intend that this Proxy is coupled with an interest in the Shares and in the Company, and, as a result, this Proxy shall be irrevocable until the date this Proxy terminates as provided in Section 5 hereof, whereupon it shall automatically lapse; and

     c. The Holder hereby revokes any other proxy or proxies to act and vote on behalf of any and all Shares now or hereafter owned by the Holder, and hereby ratifies and confirms all acts and votes that the persons specified in this Proxy may lawfully perform by virtue of this authorization.

2. The Holder agrees that, from and after the date hereof, and until this Proxy shall terminate in accordance with Section 5 hereof, the Holder may not sell, transfer, assign, pledge, hypothecate or otherwise dispose of all or any part of the Shares, except as contemplated by the Merger Agreement and any such transfer or pledge shall be void and of no effect.


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3.        The Holder represents and warrants that it beneficially and of record owns 1,913,239 shares of common stock of the Company (which Shares currently constitute all the Shares owned by the Holder or in which the Holder has any other legal or equitable right, title or interest) and has full right, power and authority to vote such Shares and to grant this Proxy with respect to such Shares pursuant hereto, and owns such Shares free and clear of any liens, claims, encumbrances or rights or interests of others.

4. The Holder agrees not to take any action in respect of the Holder's ownership interest in the Shares including, without limitation, the solicitation of proxies from other stockholders of the Company or voting of the Shares, which may impede, or adversely affect the likelihood of, the consummation of the Merger and the transactions contemplated under the Merger Agreement.

5. This Proxy shall terminate and this Proxy shall be revoked (i) only with the written consent of 99CENTS Only Stores; or (ii) on the first to occur of (a) the consummation of the Merger; or (b) the termination of the Merger Agreement in accordance with its terms.

6. The Holder acknowledges that 99CENTS Only Stores' rights hereunder are unique and that it will not have adequate remedies at law for the Holder's failure to perform its obligations hereunder. Accordingly, it is agreed that 99CENTS Only Stores shall have the right to specific performance and equitable injunctive relief for the enforcement of such obligations in addition to all other available remedies at law or in equity.

7. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED BOTH AS TO VALIDITY AND PERFORMANCE AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.


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          IN WITNESS WHEREOF, this Proxy has been duly executed by or on behalf of each party as of this __ day of March, 1998.

ATTEST:                                 99CENTS ONLY STORES,
                                        a California Corporation


/s/ Andrew Farina                       By: /s/ David Gold
-----------------                           ----------------
                                              David Gold
                                        Its:  Chairman of the Board, President
                                              and Chief Executive Officer



WITNESS:                                UNIVERSAL INTERNATIONAL, INC.,
                                        a Minnesota corporation


/s/ Andrew Farina                       By: /s/ Richard Ennen
-----------------                           --------------------
                                              Richard Ennen
                                        Its:  President


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